 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* UnitedGlobalCom, Inc. (Last) (First) (Middle) 4643 So. Ulster Street, Suite 1300 (Street) Denver, CO 80237 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol United Pan-Europe Communications, NV UPCOY 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 84-1602895	4. Statement for Month/Day/Year 12/12/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Ordinary Shares	05/14/2002(1)		J(1)		235,452,209	A	(1)	235,452,209	I	by a subsidiary

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Series 1 Convertible Class A Preference Shares	Euro35.55	12/12/2002		P(2)		2,400		Immed.	(3)	Ordinary Shares	8,967,618(4)	(2)	2,400	D
Warrant (rt to buy)	Euro42.546	12/12/2002		P(2)		1,165,352		Immed.	12/31/2007	Ordinary Shares	1,165,352	(2)	1,165,352	D
Series 1 Convertible Class A Preference Shares	Euro35.55	05/14/2002(1)		J(1)		2,500		Immed.	(3)	Ordinary Shares	8,977,572(4)	(1)	2,500	I	by a subsidiary
Warrant (rt to buy)	Euro42.546	05/14/2002(1)		J(1)		1,213,898		Immed.	12/31/2007	Ordinary Shares	1,213,898	(1)	1,213,898	I	by a subsidiary
	$											$
Explanation of Responses:

(1) Represents securities held by UGC Holdings, Inc. On May 14, 2002, certain shareholders of UGC Holdings exchanged their common stock for shares of the Reporting Person's Class A common stock. As a result of such transaction, UGC Holdings became a wholly owned subsidiary of the Reporting Person and the Reporting Person became the beneficial owner of the securities held by UGC Holdings in the Issuer.
(2) The Reporting Person executed a letter of intent to acquire the Issuer's securities for an aggregate of 482,217 of its Class A common stock, which is currently valued at $1,518,984 based on the closing price as reported on Nasdaq on December 12, 2002. The purchase will occur upon execution of definitive documents; however, the transfer of the Warrant is subject to Dutch law.
(3) Subject to mandatory redemption after December 8, 2012, unless earlier converted or redeemed.
(4) Pursuant to the terms of the Preference Shares, the number of Ordinary Shares accretes at 8% per annum until converted.

By: /s/ Ellen P. Spangler, Senior Vice President 12/16/2002 ** Signature of Reporting Person Date SEC 1474 (9-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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